First Trust Exchange-Traded Fund IV
120 East Liberty Drive
Wheaton, Illinois 60187

January 21, 2021

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	First Trust Exchange-Traded Fund IV, on behalf of FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant
Registration Statement on Form N-14 File No. 333-250178

Ladies and Gentlemen:

The undersigned, First Trust Exchange-Traded Fund IV (the “Registrant”), on behalf of FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant, pursuant to the provisions of Rule 461 of the General Rules and Regulations (the “General Rules”) of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, hereby respectfully requests that the Commission grant acceleration of the effectiveness of Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14 referenced above so that it will become effective on January 22, 2021 or as soon thereafter as practicable.

We appreciate your consideration of this request. Please call Morrison Warren of Chapman and Cutler LLP at (312) 845-3484 with any comments or questions concerning this request.

Very truly yours,
First Trust Exchange-Traded Fund IV, on behalf of FT Cboe Vest S&P 500® Dividend Aristocrats Target Income ETF, a series of the Registrant
By:	/s/ Matthew Farber
Matthew Farber, Assistant Secretary